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FORM 3
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

                               NV Partners II LP
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   (Last)                            (First)              (Middle)

                               c/o Thomas Uhlman
                              535 Mountain Avenue

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                                    (Street)

New Providence                         NJ                   07974
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

                                January 31, 2002

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     DSET Corporation ("DSET"), Nasdaq National Market

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5.   Relationship of Reporting Person(s) to Issuer
              (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)           (Instr. 5)
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
Common Stock                             737,134(1)(2)                 D
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

====================================================================================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of    2. Date Exercisable    3. Title and Amount       4. Conversion or   5. Ownership Form        6. Nature of Indirect
   Derivative     and Expiration         of Securities             Exercise Price     of Derivative            Beneficial
   Security       Date                   Underlying Derivative     of Derivative      Securities: Direct       Ownership
   (Instr. 4)     (Month/Day/Year)       Security (Instr. 4)       Security           (D) or Indirect (I)      (Instr. 5)
                                                                                      (Instr. 5)
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                 Date      Expiration         Title                Amount or
              Exercisable     Date                                 Number of
                                                                    Shares
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

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====================================================================================================================================


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Received in exchange for shares of ISPSoft Inc. Common Stock and Series B Preferred Stock in connection with the merger of ISPSoft Inc. with and into the Company. 69,088 of such shares were deposited with an escrow agent to secure certain indemnification obligations relating to such merger.

(2) Thomas Uhlman is a Managing Member of New Venture Partners LLC, the General Partner of NV Partners II LP and the sole entity with voting powers of the DSET Common
      Stock held of record by NV Partners II LP. The managing members of New Venture Partners, LLC are Thomas Uhlman, Stephen Socolof and Andrew Garman. None of these entities, limited partners, or individuals own or control any other interest in DSET other than that interest held by NV Partners II LP.

                                /s/ Thomas Uhlman                   2/11/02
                         -------------------------------            -------
                         **Signature of Reporting Person             Date

*     If the form is filed by more than one Reporting Person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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